EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use in this Annual Report on Form 10-K/A of our report dated March 13, 2007, relating to the consolidated balance sheet of Aurora Oil & Gas Corporation and Subsidiaries as of December 31, 2006, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the two years in the period then ended, appearing in such Annual Report.

We also consent to the incorporation by reference in the registration statements (Nos. 333-129695 and 333-130769) on Form S-3 of Aurora Oil & Gas Corporation and subsidiaries of our report referred to above, which report appears in the December 31, 2007, Annual Report on Form 10-K/A of Aurora Oil & Gas Corporation.

/s/ RACHLIN LLP

Miami, Florida
April 11, 2008